d·local

Earnings Presentation

2Q25

Forward-looking statements

This presentation may contain forward-looking statements. These forward-looking statements convey dLocal's current expectations or forecasts of future events, including guidance in respect of total payment volume, revenue, gross profit and Adjusted EBITDA. Forward-looking statements regarding dLocal and amounts stated as guidance involve known and unknown risks, uncertainties and other factors that may cause dLocal's actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the "Risk Factors," and "Cautionary Statement Regarding Forward-Looking Statements" sections of dLocal's filings with the U.S. Securities and Exchange Commission.

Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof. In addition, dLocal is unable to present a quantitative reconciliation of forward-looking guidance for Adjusted EBITDA, because dLocal cannot reliably predict certain of their necessary components, such as impairment gains/(losses) on financial assets, transaction costs, and inflation adjustment.





Pedro Arnt

Chief Executive Officer



Jeffrey Brown

Interim Chief Financial Officer

d·local

CEO Message



2Q25 key takeaways

Consistent execution delivering strong results

- **TPV at record high of $9.2B,** growing >50% YoY for 3rd consecutive quarter, adjusted EBITDA +64% YoY
- **Brazil and Mexico posting solid results**, while growth remains fastest in the rest of our geographies, leading to increased diversification
- **Consistent operational leverage** with Adjusted EBITDA over Gross Profit increasing for 5th straight quarter (71% in 2Q25)
- Continued **strong cash flow generation** with $48M of FCF

Continued innovation and strategic expansion

- **Continuing APM leadership with launch of SmartPix**, a proprietary solution for the Brazilian market, further **BNPL integrations** and a growing number of on- and off-ramps for select **stablecoin partners**
- Secured **3 payment licenses / authorizations** in UAE, Turkey, and Philippines

Guidance update

- **We are providing an upward adjustment on our full-year 2025 guidance** for TPV, Revenue, Gross Profit and Adjusted EBITDA
- This reflects our strong performance in 1H25 and the **sustained momentum we expect across our business**
- It is important to consider the **uncertainty inherent in the markets we operate** in into account
- More details on slide 22

2Q25 TPV, Revenue, and Adj. EBITDA all growing >50% YoY

d.

TPV

US$9.2B

▲+53% YoY ▲+14% QoQ
▲+65% YoY CC[1]

Volume growth driven by strong performance across products (PIs, POs) and flows (XB, L2L).

Revenue

US$256M

▲+50% YoY ▲+18% QoQ
▲+63% YoY CC[1]

QoQ increase driven by volume growth and higher pay-ins share.

Gross profit

US$99M

▲+42% YoY ▲+17% QoQ
▲+55% YoY CC[1]

QoQ growth driven mainly by performance and payment method mix in Brazil and Argentina.

Adjusted EBITDA

US$70 M

▲+64% YoY ▲+21% QoQ

OPEX increasing QoQ, driven by G&A and tech expenses but far below gross profit growth.

Adjusted EBITDA/Gross Profit Ratio: 71%

Net income

US$43M

▼-7% YoY ▼-8% QoQ

Growth impacted by the Argentine peso devaluation and related expatriation costs. We have reduced our AR bond position by >80%.

Free cash flow (FCF)

US$48M

▲+156% YoY ▲+22% QoQ

Continued strong cash generation, with FCF to net income ratio at **113%**.

Note: [1] Constant currency growth. Please refer to page 32 for the reconciliation.

The massive sustainable opportunity ahead of us

Estimated EM digital payments market size[1] 2025: $2.1TN → $4.2TN by 2030



LATAM[2]
16% CAGR
25'-30'
CURRENT MERCHANTS
MEA[2]
16% CAGR
25'-30'
CURRENT MERCHANTS
APAC[2]
13% CAGR
25'-30'
CURRENT MERCHANTS

We are positioned at the intersection of powerful secular trends:

4% EM
Avg. GDP Growth '25-'30[3]
vs 1.5% G7[2]

78% EM
Internet penetration[4]
vs. 90% G7

11% EM
Credit card penetration[5]
vs 65% G7

Note: [1] Statista Market Insights, April 2025. Data was converted from local currencies using average exchange rates of the respective year. Total addressable market considers Digital Commerce and Inward Remittances markets. Current Merchants wallet size is an internal estimate based on merchant's financial data, Statista Market Insights, and industry reports. This analysis covers 89.6%, 82.1%, and 69.4% of dLocal's TPV for LatAm, APAC, and MEA, respectively. dLocal's share of wallet is defined as the amount processed by dLocal for an existing customer, over their total processed volume in dLocal's addressable markets. [2] LatAm includes Argentina, Belize, Bolivia, Brazil, Chile, Costa Rica, Cuba, Dominican Republic, Ecuador, El Salvador, Guatemala, Guyana, Haiti, Honduras, Jamaica, Mexico, Nicaragua, Panama, Paraguay, Suriname, Uruguay. MEA includes Algeria, Angola, Benin, Botswana, Burkina Faso, Burundi, Cameroon, Chad, Egypt, Equatorial Guinea, Ethiopia, Gabon, Gambia, Ghana, Guinea, Ivory Coast, Kenya, Lesotho, Madagascar, Malawi, Mauritius, Morocco, Mozambique, Namibia, Niger, Nigeria, Republic of the Congo, Rwanda, Senegal, Seychelles, Sierra Leone, South Africa, Sudan, Tanzania, Togo, Tunisia, Uganda, Zambia, Zimbabwe, Bahrain, Iran, Iraq, Israel, Jordan, Kuwait, Lebanon, Oman, Saudi Arabia, United Arab Emirates. APAC includes Brunei Darussalam, Cambodia, Indonesia, Laos, Malaysia, Myanmar, Philippines, Singapore, Thailand, Timor-Leste, Vietnam, Bangladesh, Bhutan, India, Nepal, Pakistan, Sri Lanka. G7 includes Canada, France, Germany, Italy, Japan, United Kingdom, United States. [3] IMF, April 2025. Average Real GDP growth between 2025 and 2030. Comparison between Emerging market and developing economies and Major advanced economies (G7) as classified by IMF. [4] Statista Market Insights, ITU - International Telecommunication Union, May 2025. The internet penetration indicator refers to individuals who have utilized the internet (from any location) in the past three months. [5] Statista Market Insights, ITU - International Telecommunication Union, May 2025. Credit card penetration refers to the percentage of individuals or households in a given area or population that have a credit card.

These are the early stages of the S-Curve of digital merchants localizing payments across emerging markets

Merchants tend to follow the following path:
Theoretical S-Curve Model


Merchant EM adoption intensity
Launch new products/services in developed markets
Expand to EMs through international acquiring only
Localize payments in largest EM markets (BRICs or similar)
Add payment methods in their largest markets (PIX, Boleto, Oxxo)
Expand to smaller EMs/ Frontier markets

We are growing merchants and deepening our relationship with them, leading to a more diversified and stickier business

d.

More merchants using us more…

Total merchants[1]



2023
600
2024
700
2Q25 LTM
758

Average # of countries served per Top 50 merchant[2]



2023
8
2024
10
2Q25 LTM
11

Average # of pay-ins payment methods served per Top 50 merchant[2]



2023
35
2024
44
2Q25 LTM
48

…leading to a more diversified business

Share of revenues by markets *% of revenues*



Others
Top 3 markets
45%
48%
53%
55%
52%
47%
2023
2024
1H25
+82% YoY
2Q24-2Q25
+26% YoY
2Q24-2Q25

Share of revenues by merchants *% of revenues*



Others
Top 10
40%
38%
39%
60%
62%
61%
2023
2024
1H25
51% YoY
2Q24-2Q25
49% YoY
2Q24-2Q25

Note: [1] Number of merchants that processed with dLocal during the period. [2] Average of different countries and pay-ins payment methods utilized by our top 50 merchants during the period. Top 50 merchants represents more than 90% of total TPV as of 2Q25.

We continue innovating on product: 3 examples

APMs innovation: SmartPix

➔ Our proprietary solution developed by dLocal.
➔ Redefines the Pix experience by enabling automated, recurring, and on-demand payments, without the need for users to authorize each transaction manually.


Escolher banco para conectar
Cartão
Pix via Open Finance
Selecione seu banco
Você poderá conectar apenas o banco na qual você é a pessoa titular.
Nubank
Santander
Banco Brasil
Itau Card
inter
Inter
PagSeguro
Pague com um banco diferente
PAGAR

Product expansion: BNPL Fuse

➔ Exclusively powered by dLocal.
➔ The only BNPL aggregator built for high-growth markets, offering the widest BNPL coverage across emerging economies, reaching over 530 million users
➔ Business model where dLocal takes revenue share (no credit risk)


Payment methods
Credit Card
Pago en Cuotas
QR Code
PAY

Segments leadership: Stablecoin remittances

➔ dLocal is uniquely positioned as a on-and off-ramp provider across emerging markets
➔ The “stablecoin sandwich” is the key opportunity for stablecoins in cross-border payments:


MXN
On-ramp Partner
MXN
USDC
Blockchain
Off-ramp Partner
USDC
VND
VND
Seconds / minutes

Improvement in operating leverage with Adj. EBITDA / Gross Profit at 71%, despite the ongoing investment cycle

In the 3Q23 we announced an investment cycle focused on tech, product, compliance and operations

Revenue per employee have turned the corner and continue to be above larger best-in-class peers

Ongoing automation and AI initiatives are set to further enhance efficiency and scalability

Product and tech salaries expenses evolution[1]



Product and tech
Other
61%
39%
56%
44%
4Q23
2Q25

Revenue per employee[2] *$ thousand*



Peers
DLO
722
681
746
2023
2024
2Q25LTM

Automation and AI initiatives

- **Operational Efficiency in Customer Service:** 70% of tickets being handled by AI, with 37% not requiring any interaction from CS associates, decreasing the overall median response time from 2h to 16min[3]
- **Platform Capabilities:** +1.4 p.p. conversion rate uplift with Smart Request across the entire platform during 2Q25

Note: [1] Salaries and wages of Product and Tech team, including third party contractors. Other considers FTEs only . [2] Revenues per employee are calculated by dividing total revenues by the number of employees. Peer comparisons, including Adyen, FIS, Fiserv, PayPal, and Shift4, are based on publicly available data. [3] Between November 2024 and July 2025.

d·local

Financial Highlights



Strength across multiple verticals highlights our multicategory capabilities


$6.0B
$8.1B
$9.2B
2Q24
1Q25
2Q25
35% Other [1]
8% Travel
186% Remittances
-32% Advertising
43% On-demand delivery
33% Streaming
46% SaaS
41% Ride Hailing
25% Financial services
85% Commerce
TPV growth by vertical (YoY)

Note: [1] Other includes e-learning, gaming and other verticals.

We continue growing TPV >50% YoY…

>60% in constant currency

TPV by type of flow *$ billion*

- Cross-border[1]
- Local-to-local[2]



+53%
6.0
6.5
7.7
8.1
9.2
3.3
2.7
3.5
3.0
4.0
3.7
3.8
4.3
4.5
4.7
2Q24
3Q24
4Q24
1Q25
2Q25

Cross-border: +11% QoQ and +75% YoY, mainly driven by commerce, SaaS, remittances and ride-hailing verticals across various markets

Local-to-local: +17% QoQ and +35% YoY, mainly explained by commerce, on-demand delivery, and ride-hailing verticals

TPV by type of product *$ billion*

- Pay-ins[3]
- Pay-outs[4]



+53%
6.0
6.5
7.7
8.1
9.2
1.8
4.3
1.9
4.6
2.4
5.3
2.7
5.4
2.8
6.4
2Q24
3Q24
4Q24
1Q25
2Q25

Pay-ins: +18% QoQ and +50% YoY, with strong performance in commerce, on-demand delivery, ride-hailing, SaaS and streaming verticals

Pay-outs: +6% QoQ and +60% YoY, driven by commerce, and ride-hailing verticals, partially offset by financial services

Note: [1]"Cross-border" means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography. [2]"Local-to-local" means a payment transaction whereby dLocal is collecting and settling in the same currency. [3]"Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers. [4]"Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers.

Healthy revenue and gross profit growth as core markets accelerate



Revenue $ millions
Africa & Asia (A&A)
Latin America
+50%
171
186
204
217
256
33
41
52
54
54
139
145
153
163
203
2Q24
3Q24
4Q24
1Q25
2Q25

LatAm: +24% QoQ and +46% YoY, with QoQ comparison explained by strong performance across diverse markets, with notable contribution of Brazil, Mexico and Argentina.

Africa & Asia: flat QoQ and +65% YoY. The QoQ comparison is affected by Egypt. Excellent performance of Other A&A markets, particularly South Africa



Gross Profit $ millions
Africa & Asia
Latin America
+42%
70
78
84
85
99
16
23
27
25
25
54
56
56
60
74
2Q24
3Q24
4Q24
1Q25
2Q25

LatAm: +24% QoQ and +37% YoY, with QoQ comparison mainly explained by volume growth and favourable payment method mix in Brazil and Argentina.

Africa & Asia: flat QoQ and +56% YoY. The QoQ negatively affected by Egypt, up $3M otherwise.

Gross profit growth supported by strong core markets performance and geographic diversification

	Gross profit QoQ		
Brazil	▲ **+86%** 24m | +11.2m vs. LQ	▲ +26% YoY	→ Volume growth, higher share of installment payments and recovery of one-off processing costs from the previous quarter
Other Africa & Asia	▲ **+36%** 12m | +3.3m vs. LQ	▲ +90% YoY	→ Volume growth, particularly in South Africa, due to positive performance in commerce and improvement in processing costs
Argentina	▲ **+32%** 14m | +3.4m vs. LQ	▲ +84% YoY	→ Strong volume growth and increase in advancements, more than offsetting for the impact of lower FX spreads
México	▲ **+10%** 12m | +1.1m vs. LQ	▲ +35% YoY	→ Increased volumes, driven by strong payouts and commerce and ride-hailing performance, which have lower take rates
Other LatAm	▼ **-7%** 23m | -1.7m vs. LQ	▲ +31% YoY	→ Despite volume growth, gross profit was negatively affected by penalties for retries invoiced during this quarter in Chile and Colombia. Excluding both, Other LatAm grew by 9%.
Egypt	▼ **-21%** 13m | -3.4m vs. LQ	▲ +32% YoY	→ Partial volume loss due to a large merchant implementing redundancies in the market and FX devaluation

Net take rate up QoQ mainly driven by higher pay-ins share and recovery of processing cost from previous Q partially offset by lower FX spreads in Argentina



1.05%
0.13%
-0.01%
-0.03%
-0.03%
-0.18%
0.15%
0.00%
1.07%
Higher share of pay-ins
Higher share of local-to-local
Higher share of larger EM markets
Partial SoW loss with Ads merchant in Egypt
Tightening spreads in Argentina lead to both lower FX fees and FX costs
Cost of serving further impacted by one-off recovery of processing cost from previous quarter
1Q25
Pay-ins vs Payouts
Cross-border vs Local-to-local
Country Mix
Merchant Mix
Pricing
Cost of serving
Other costs
2Q25

Note: Net take rate is defined as Gross Profit divided by TPV. Cost of serving includes processing and expatriation costs. Other costs include hosting expenses, amortization of intangibles, salaries and wages, and hedging results.

Consistent operational leverage improvement for five consecutive quarters

- We continue to demonstrate operational leverage through careful investment and expense management
- OPEX: +10% QoQ and +9% YoY. The QoQ comparison is primarily attributed to increase Tech & Development and G&A expenses, partially offset decrease in Sales & Marketing
- Adjusted EBITDA: +21% QoQ and +64% YoY, representing an Adjusted EBITDA to Gross Profit ratio of 71%, up 3 p.p. vs Q1
- EBITDA: +20% QoQ and +79% YoY

Adjusted EBITDA[1] evolution
$ millions



+64%
43
52
57
58
70
2Q24
3Q24
4Q24
1Q25
2Q25

	2Q24	3Q24	4Q24	1Q25	2Q25
Adj. EBITDA / Revenue	25%	28%	28%	27%	27%
Adj. EBITDA / Gross Profit	61%	67%	68%	68%	71%

EBITDA evolution
$ millions



+79%
34
46
47
51
61
2Q24
3Q24
4Q24
1Q25
2Q25

	2Q24	3Q24	4Q24	1Q25	2Q25
EBITDA / Revenue	20%	25%	23%	23%	24%
EBITDA / Gross Profit	49%	58%	56%	60%	62%

Note: [1]dLocal has only one operating segment. Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. See detailed methodology for Adjusted EBITDA and Adjusted EBITDA Margin in appendix.

Solid net income, negatively impacted by Argentine peso devaluation; have since significantly reduced AR$ exposure limiting future volatility


Net income evolution
$ millions
46
27
30
47
43
2Q24
3Q24
4Q24
1Q25
2Q25
0.15
0.09
0.10
0.15
0.14
Diluted EPS¹


Net income bridge QoQ
$ millions
Impacted by FX hit to our ARS position which we have now reduced by >80%
46.7
12.3
1.1
0.1
-0.5
-2.9
-3.2
-10.8
42.8
Net income 1Q25
Adjusted EBITDA
Share-based compensation
Other non-recurring ²
D&A
Income tax
Others and Other operating loss³
Net financial results
Net income 2Q25

Note: [1]Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. [2] Other non-recurring costs consist of costs not directly associated with the Company's core business activities, including costs associated with addressing the allegations made by a short-seller report and certain class action and other legal and regulatory expenses (which include fees from counsel, global expert services and a forensic accounting advisory firm) in 2025. [3] Others include Impairment loss / gain and Inflation adjustment.

Continued strong cash generation, with healthy FCF to net income ratio

- Corporate cash and cash equivalents position as of June 30, 2025: $254M. The decrease from the prior quarter reflects the payment of dividends in June.
- FCF: +22% QoQ and +156% YoY
- Main FCF drivers of the quarter were: improved operational results, partially offset by higher income tax paid.

$ in millions	4Q24	1Q25	2Q25
Cash flows from operating activities before Working Capital and Taxes	43	63	72
Changes in Working Capital[1]	0	(9)	(5)
Income Tax Paid	(5)	(7)	(10)
Capex[2]	(6)	(8)	(8)
FCF	**33**	**40**	**48**
FCF Conversion to Net Income	**109%**	**85%**	**113%**

Note: [1] Please refer to page 33 for reconciliation. [2] Capex is determined by acquisitions and additions balances related to PP&E and Intangible Assets.

Final Remarks



2025 guidance update

Metric	2025 Guidance	Expectation based on 2025 original guidance					New range
		Below lower	Lower	Mid	Upper	Above upper	
TPV	35% - 45% YoY						**40% - 50% YoY**
Revenue	25% - 35% YoY						**30% - 40% YoY**
Gross profit	20% - 25% YoY						**27.5% - 37.5% YoY**
Adjusted EBITDA	20% - 30% YoY						**40% - 50% YoY**

Key risks

Our markets are inherently volatile. Consider the following in connection to our updated guidance.

- The evolving macroeconomic, currency and trade landscape globally and its potential impact on emerging markets
    - The recent increase in tariffs in Mexico, along with potential trade barriers in other markets.
    - Shifting fiscal regimes in Brazil.
    - The potential for currency devaluations and/or changes in FX regimes in Argentina and Egypt



Q&A

d·local

Appendix



TPV breakdown

by type of product[1]

In millions of US$	2Q24	3Q24	4Q24	1Q25	2Q25
Pay-ins	4,273	4,632	5,340	5,442	6,395
As % of total	*71%*	*71%*	*69%*	*67%*	*69%*
Pay-outs	1,763	1,884	2,373	2,666	2,816
As % of total	*29%*	*29%*	*31%*	*33%*	*31%*
Total TPV	**6,035**	**6,516**	**7,714**	**8,107**	**9,212**

by type of flow[2]

In millions of US$	2Q24	3Q24	4Q24	1Q25	2Q25
Cross-border	2,701	3,035	3,740	4,258	4,719
As % of total	*45%*	*47%*	*48%*	*53%*	*51%*
Local-to-Local	3,334	3,480	3,974	3,849	4,493
As % of total	*55%*	*53%*	*52%*	*47%*	*49%*
Total TPV	**6,035**	**6,516**	**7,714**	**8,107**	**9,212**

Note: [1]"Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers. "Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers. [2]"Cross-border" means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography. "Local-to-local" means a payment transaction whereby dLocal is collecting and settling in the same currency.

Revenue breakdown by geography

In millions of US$	2Q24	3Q24	4Q24	1Q25	2Q25
Brazil	42.3	32.9	33.7	34.4	47.0
Argentina	20.5	26.0	25.1	28.2	31.6
Mexico	35.8	38.9	40.5	36.7	45.7
Other Latam	40.1	47.3	53.6	63.5	78.4
Latin America	**138.7**	**145.2**	**152.9**	**162.9**	**202.7**
Egypt	15.0	18.6	21.4	22.0	17.6
Other Africa & Asia	17.5	22.0	30.3	31.8	36.1
Africa & Asia	**32.6**	**40.6**	**51.6**	**53.9**	**53.7**
Total Revenue	**171.3**	**185.8**	**204.5**	**216.8**	**256.5**

Note: Unaudited quarterly results

Gross profit breakdown by geography

In millions of US$	2Q24	3Q24	4Q24	1Q25	2Q25
Brazil	19.2	15.4	14.8	13.0	24.3
Argentina	7.6	6.7	9.2	10.6	14.1
Mexico	8.8	12.8	10.9	10.8	11.9
Other Latam	17.9	20.7	21.6	25.1	23.4
Latin America	**53.5**	**55.6**	**56.4**	**59.5**	**73.6**
Egypt	9.8	12.3	16.0	16.3	12.9
Other Africa & Asia	6.5	10.2	11.3	9.1	12.4
Africa & Asia	**16.3**	**22.6**	**27.3**	**25.4**	**25.3**
Total Gross Profit	**69.8**	**78.2**	**83.7**	**84.9**	**98.9**

Note: Unaudited quarterly results

Revenue

Top 10 merchant revenue[1] ($M) and concentration (%)



107
115
128
131
159
2Q24
3Q24
4Q24
1Q25
2Q25
62%
62%
63%
60%
62%
% Share of total revenue

Revenue composition ($M)



145% NRR[2]
171
77
8
256
2Q24 total revenue
Existing Merchants
New Merchants
2Q25 total revenue

Note: [1] Top 10 merchants may vary from period to period. [2] "NRR" means Net Revenue Retention rate, which is the U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR of a period by dividing the Current Period Revenue by the Prior Period Revenue. The Prior Period Revenue is the revenue billed by us to all our customers in the prior period. The Current Period Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period Revenue. Current Period Revenue includes any upsells and cross sells of products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, but excludes revenue from new customers onboarded in the last 12 months.

Adjusted EBITDA bridge ($M)



55.8
5.5
4.9
2.5
0.0
1.4
70.1
2Q25 Operating Profit (IFRS)
Depreciation and amortization
Stock-based Compensation
Other operating loss
Other non-recurring costs
Impairment Loss / (Gain) on Financial Assets
2Q25 Adjusted EBITDA

Note: Adjusted EBITDA excludes one-off expenses and non-cash items. Unaudited quarterly results. See detailed methodology for Adjusted EBITDA in slide 30.

Reconciliation of Profit to Adjusted EBITDA

$ in thousands	2Q24	1Q25	2Q25
Profit for the period	**46,239**	**46,667**	**42,808**
Income tax expense	10,060	5,262	8,188
Depreciation and amortization	4,089	5,062	5,540
Finance income and costs, net	(28,045)	(6,969)	3,785
Share-based payment non-cash charges	6,776	6,020	4,911
Other operating loss[1]	1,553	422	2,480
Impairment loss / (gain) on financial assets[2]	76	386	1,415
Inflation adjustment	1,941	885	984
Other non-recurring costs	-	123	-
Adjusted EBITDA	**42,689**	**57,858**	**70,111**

Note: Although Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding finance and income cost, impairment gains/(losses) on financial assets, other operating losses/gain, share-based payment non-cash charges, non recurring transaction expenses and inflation adjustment. [1] The company wrote-off certain amounts mainly related to merchants/processors off-boarded by dLocal. [2] Refer to Note 17 - Trade and Other Receivables in the Financial Statements dated June 30, 2025, for detailed information.

Reconciliation of Net income as reported to Adjusted Net Income

$ in thousands	2Q24	1Q25	2Q25
Net income as reported	**46,239**	**46,667**	**42,808**
Inflation adjustment	1,941	885	984
Loan - exchange difference	5,831	1,394	3,153
Bonds/Tbills - exchange difference	-	-	7,129
Argentina Treasury Notes Hedging Costs	-	723	2,740
Expatriation costs	-	-	1,535
Fair value loss / (gain) of financial assets at FVTPL	(22,774)	(7,122)	(5,133)
Impairment loss / (gain) on financial assets[1]	76	386	1,415
Share-based payment non-cash charges	6,776	6,020	4,911
Other operating loss[2]	1,553	422	2,480
Other non-recurring costs	-	123	-
Tax effect on adjustments	5,998	1,405	(803)
Adjusted net income	**45,640**	**50,903**	**61,219**

Note: Adjusted Net Income is a non-IFRS financial measure. As used by dLocal, Adjusted Net Income is defined as the profit for the period (net income) excluding impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, and other operating (gain)/loss, in line with our Adjusted EBITDA calculation (see detailed methodology for Adjusted EBITDA on page 30). It further excludes the accounting non-cash charges related to the fair value gain from the Argentine dollar-linked bonds, the exchange difference loss from the intercompany loan denominated in USD that we granted to our Argentine subsidiary to purchase the bonds, and the hedging cost associated with the Argentina treasury notes. In addition, it excludes the inflation adjustment based on IFRS rules for hyperinflationary economies. We believe Adjusted Net Income is a useful measure for understanding our results of operations while excluding certain non-cash effects such as currency devaluation, inflation, and hedging costs. Our calculation for Adjusted Net Income may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of profit for the period as presented in accordance with IFRS. [1] Refer to Note 17 - Trade and Other Receivables in the Financial Statements dated June 30, 2025, for detailed information. [2] The company wrote-off certain amounts mainly related to merchants/processors off-boarded by dLocal.

Reconciliation of TPV, Revenue and Gross profit constant currency measures to reported results

d·

As reported

In millions of US$	2Q24	2Q25	*YoY Growth*
TPV	6,035	9,212	53%
Revenue	171	256	50%
Gross Profit	70	99	42%

Constant currency measures

In millions of US$	2Q24	2Q25	*YoY Growth*
TPV	6,035	9,960	65%
Revenue	171	279	63%
Gross Profit	70	108	55%

Note: Constant currency revenue is a non-IFRS financial measure. Constant currency measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook. The constant currency measures are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. Our calculation for constant currency may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of revenue for the period as presented in accordance with IFRS. As used by dLocal, constant currency measures were calculated as the aggregated value of current period TPV, revenue and gross profit multiplied by current period average FX rate divided by previous period average FX rate for each country we transacted during given period. Constant currency measures do not include adjustments for any other macroeconomic effect, such as local currency inflation effects, or any price adjustment to compensate for local currency inflation or devaluation.

Working Capital (Corporate) Buildup

$ in millions	4Q24	1Q25	2Q25
Decrease / (Increase) in Trade and Other Receivables	(109)	21	(13)
Decrease / (Increase) in Other assets	4	1	1
Increase / (Decrease) in Trade and Other Payables	(71)	16	77
Increase / (Decrease) in Other Liabilities and Provisions	(4)	1	(3)
Changes in working capital	**(180)**	**39**	**62**
Decrease / (Increase) in Trade and Other Receivables	(107)	26	(9)
Increase / (Decrease) in Trade and Other Payables	(74)	21	77
Other Tax Liabilities	1	1	(1)
Changes in Working Capital (Merchant)	**(180)**	**48**	**68**
Changes in Working Capital (Corporate)	**0**	**(9)**	**(5)**

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